大成 DENTONS

大成 is Dentons' Preferred Law Firm in China.

Date: October 13, 2023

To: Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road, Hangcheng Street,
Bao'an District, Shenzhen,
People's Republic of China

RE: Consent letter relating to the name change of our law firm

Dear Sirs or Madams,

We are qualified lawyers of the People's Republic of China (the "PRC", for the purpose of this consent only, the PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan). We act as the PRC counsel to Meiwu Technology Company Limited (the "Company"), a company incorporated under the laws of the British Virgin Islands, in connection with the filing of Annual Report on Form 20-F (the "Form 20-F Filing") for the year ended December 31, 2022.

Effective August 7, 2023, the English name of our law firm is changed from Beijing Dentons Law Offices, LLP (Fuzhou) to Beijing Dacheng Law Offices, LLP (Fuzhou). We hereby consent to i) our new name Beijing Dacheng Law Offices, LLP (Fuzhou) to be used in the Form 20-F Filing and in other publicity materials in connection with the filing; and ii) the consent letter issued by us prior to the name change continue to be valid and may continue to be valid exhibits to the Form 20-F Filing.

We further hereby consent to the filing of this letter as an exhibit to the Form 20-F Filing and any amendments thereto.

Yours faithfully,

QIUSHI LI　　　　YANYU HUANG

Beijing Dacheng Law Offices, LLP (Fuzhou)

(Former name: Beijing Dentons Law Offices, LLP (Fuzhou))